Exhibit 12.1

Landry’s Restaurants, Inc. Ratio of Earnings to Fixed Charges, Continuing Operations (Dollars in thousands)

	Year Ended December 31,
	2009	2008	2007	2006	2005
Income (loss) from continuing operations, before taxes	$(17,086)	$20,969	$41,547	$47,487	$43,177
Fixed charges, as adjusted	168,885	98,676	92,553	66,370	49,418

	$151,799	$119,645	$134,100	$113,857	$92,595

Fixed charges:
Interest expense including amortization of debt costs	$150,540	$80,538	$74,957	$49,806	$33,888
Capitalized interest	8,237	3,085	3,621	3,873	675
Interest factor on rent (1/3 rent expense)	18,345	18,138	17,596	16,564	15,530

Total fixed charges	177,122	101,761	96,174	70,243	50,093
Less capitalized interest	(8,237)	(3,085)	(3,621)	(3,873)	(675)

Fixed charges, as adjusted	$168,885	$98,676	$92,553	$66,370	$49,418

Ratio of earnings to fixed charges	0.9	1.2	1.4	1.6	1.8